October 9, 2020



Via E-Mail

Penny Minna
DLA Piper LLP
6225 Smith Avenue
Baltimore, MD 21209

       Re:     Legacy Acquisition Corp.
               Schedule TO-I filed on October 5, 2020
               File No. 5-90182

Dear Ms. Minna:

        The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments are limited to the matters identified in our comments below. All defined terms have the same meaning as in the Offer to Purchase included as
Exhibit 99(A)(1)(i)
to the Schedule TO-I.

        Please respond to this letter by providing an analysis in your response letter. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response, we may have additional comments.

Schedule TO-I filed October 5, 2020 - General

   1. We note that this is an offer to purchase all outstanding shares of Class A Common Stock for cash. We further note that the offer is not technically conditioned on the closing of the Business Combination. Please explain in your response letter why you have not filed a Schedule 13E-3 in connection with this offer. We recognize the exemption set forth in
      Rule 13e-3(g)(4) for redemptions pursuant to a security   s governing
instruments;
      however, if that exemption is available, it is not clear why the similar one in Rule 13e-
      4(h)(1) is apparently not. Please advise in your response letter.

Press Release dated October 5, 2020     Exhibit 99.A.5.IV

   2. In future filings, avoid referencing the safe harbor provisions of the Private Securities
      Litigation Reform Act. The safe harbor for forward looking statement in the Act does not
 Penny Minna, Esq.
DLA Piper LLP
October 9, 2020
Page 2


       apply to statements made in connection with a tender offer.


   We remind you that the issuer is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.


                                                    Sincerely,

                                                    /s/ Christina Chalk

                                                    Christina Chalk
                                                    Senior Special Counsel
                                                    Office of Mergers and
Acquisitions